SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE’S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES FOURTH QUARTER 2005 AND YEAR 2005 CONSOLIDATED RESULTS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Rio de Janeiro, Brazil – February 23, 2006 – Tele Sudeste Celular Participações S.A. TSD, (Bovespa: TSEP3 (ON = Common Shares); TSEP4 (PN = Preferred Shares); NYSE:TSD), announces today its consolidated results for the fourth quarter 2005 and for year 2005 (4Q05 and 2005). TSD is the holding company that controls 100% of Telerj Celular S.A. (Telerj) and Telest Celular S.A. (Telest), leading wireless telecommunication service providers in Rio de Janeiro and Espírito Santo states, respectively. The company provides services in an area that covers approximately 1% of the Brazilian territory and 10% of the total Brazilian population.

HIGHLIGHTS
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Net operating revenue	572.7	508.2	12.7%	518.9	10.4%	2,078.0	1,927.0	7.8%
Net service revenues	488.7	434.6	12.4%	414.2	18.0%	1,762.8	1,604.5	9.9%
Net handset revenues	84.0	73.6	14.1%	104.7	-19.8%	315.2	322.5	-2.3%
Total operating costs	(434.4)	(375.1)	15.8%	(416.9)	4.2%	(1,563.9)	(1,398.1)	11.9%
EBITDA	138.3	133.1	3.9%	102.0	35.6%	514.1	528.9	-2.8%
EBITDA Margin (%)	24.1%	26.2%	-2.0 p.p.	19.7%	4.4 p.p.	24.7%	27.4%	-2.7 p.p.
Depreciation and amortization	(93.1)	(88.4)	5.3%	(96.9)	-3.9%	(357.8)	(393.7)	-9.1%
EBIT	45.2	44.7	1.1%	5.1	786.3%	156.3	135.2	15.6%
Net result	33.2	33.1	0.3%	8.3	300.0%	111.2	92.8	19.8%
Profit per share (R$ per share)	0.36	0.36	0.3%	0.09	291.2%	1.21	1.03	17.2%
Profit per ADR (R$)	0.36	0.36	0.3%	0.09	291.2%	1.21	1.03	17.2%
Number of shares (million)	91.8	91.8	0.0%	89.8	2.3%	91.8	89.8	2.3%

Capex	125.2	56.9	120.0%	114.9	9.0%	297.1	241.3	0.0%
Capex over net revenues	21.9%	11.2%	10.7 p.p.	22.1%	-0.3 p.p.	14.3%	12.5%	1.8 p.p.
Operating cash flow	13.1	76.2	-82.8%	(12.9)	n.a.	217.0	287.6	-2.8%

Customers (thousand)	4,740	4,642	2.1%	4,376	8.3%	4,740	4,376	8.3%
Net additions (thousand)	98	(24)	n.a.	311	-68.4%	363	668	-45.6%

Tele Sudeste, along with Telesp Celular Participações S.A. (controlling shareholder of Tele Centro Oeste Celular Participações S.A.), Tele Leste Celular Participações S.A., and Celular CRT Participações S.A., make up the assets of the Joint Venture undertaken by Portugal Telecom and Telefónica Móviles, operating under the VIVO brand is Top of Mind within its coverage area. VIVO Group is a pioneer in 3rd generation services in Brazil, having launched the CDMA EV-DO technology in the main cities of the country and having won more than 40 prizes in 2005. In December 2005, VIVO Group exceeded 29 million customers, thus keeping its market leadership.
HIGHLIGHTS 4Q05
  Christmas campaign focused on high value market segments.
  TSD’s customer base rose 8.3% over 4Q04, reaching 4,740 thousand customers.
  In the year-to-year comparison, the postpaid customer base reached 31.1% of all customers, having increased by 17.2%, a result of the efforts for acquisition of customers in this market segment.
  Acquisition mix in 2005 presented an increase in the postpaid segment which represented 59.1% of net adds, 43.7 p.p. up when compared to 2004.
  SAC of R$148, a 4.9% reduction in the quarter and 16.6% reduction in relation to 4Q04.
  ARPU recorded 12.1% growth over 3Q05 and 5.5% over 4Q04. Postpaid ARPU grew 13.5% and 10.3% in the same periods.
  Increase of service revenue of 12.4% over 3Q05 and 18.0% over 4Q04. Increase of 9.9% in the accumulated numbers for 2005.
  Data revenues grew 97.0% over 4Q04, reaching 4.9% of the net service revenue in 4Q05. Increase of 128.9% in 2005.
  Launching of new corporate solutions focused on high speed in data transmission, such as Smart Mail 3G and VIVO ZAP 3G.
  Accumulated EBITDA in 2005 of R$ 514.1 million, representing a margin of 24.7%. Increase of 4.4 p.p. in the margin in 4Q05 when compared to 4Q04, recording R$ 138.3 million.
  100% coverage in the municipalities within its area of operation with CDMA 1xRTT digital technology and use of CDMA2000 1xEV-DO technology in the city of Rio de Janeiro.
  Net Profit of R$ 111.2 million in 2005, 19.8% higher when compared to 2004.
  Operating Cash Flow reached the positive value of R$ 217 million in 2005.
  Financial Income of R$ 26.8 million, 370.2% higher when compared to 2004.

VIVO

Vivo launched a campaign in October 2005, called “Vivo e Você na Copa” (Vivo and You in the World Soccer Cup), which is focused on the current customer base (post and prepaid), aiming at increasing profitability. Such campaign will take 75 customers with companion to watch Brazil’s games in the 2006 World Soccer Cup, being valid until March 31, 2006. To end the year, Vivo granted an unprecedented and quite attractive benefit, easily understood by the customers, which was intended to exploit freedom in using wireless phones with the “Natal Bônus Livre” (Free Bonus Christmas), a bonus of R$ 40/month (during 6 months) for local calls to any direction (wireless or fixed telephone), conditioned upon monthly recharge and payment on time of postpaid bills, in addition to a data package (SMS and MMS)

Distribution Channels

On December 31, 2005, TSD had more than 50 own purchase points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling more than 850 points of purchase, which are able to market services and cellular handsets, thus also making the Company a leader in number of distribution channels.

Technological Innovations

VIVO launched the Corporate 3G, in the cities of São Paulo, Rio de Janeiro and Curitiba, with the purpose of increasing the options already made available by it to corporate clients. An example of such service is the Vivo Smart Mail, which allows personal information to be accessed, at real time, from a PDA. Another innovation is the Globalmoto, first world cell phone of a Brazilian operator that works automatically in places where CDMA is not applicable achieving international roaming over more than 170 countries.

Basis for Presentation of Results

The 2005 and 2004 accumulated figures correspond to the values recorded in the twelve-month period ended on December 31 of the above mentioned years.

Some information disclosed for 4Q04, 3Q05 and accumulated 2004 were re-classified, as applicable, for comparison purposes. Disclosed totals are subject to differences, due to rounding-up procedures.

CONSOLIDATED OPERATING PERFORMANCE - TSD
						Accum:
	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Total number of customers (thousand)	4,740	4,642	2.1%	4,376	8.3%	4,740	4,376	8.3%
Contract	1,476	1,421	3.9%	1,259	17.2%	1,476	1,259	17.2%
Prepaid	3,264	3,221	1.3%	3,117	4.7%	3,264	3,117	4.7%
Market Share (*)	42.6%	44.2%	-1.6 p.p.	47.7%	-5.1 p.p.	42.6%	47.7%	-5.1 p.p.
Net additions (thousand)	98	(24)	n.a.	311	-68.4%	363	668	-45.6%
Contract	55	36	53.0%	78	-29.4%	217	103	110.3%
Prepaid	43	(60)	n.a.	233	-81.4%	147	565	-74.0%
Market Share of net additions (*)	16.1%	-6.9%	23.0 p.p.	40.1%	-24.0 p.p.	18.7%	40.5%	-21.8 p.p.
Market penetration (*)	58.8%	55.9%	2.9 p.p.	49.1%	9.7 p.p.	58.8%	49.1%	9.7 p.p.
SAC (R$)	148	156	-4.9%	178	-16.6%	172	163	5.5%
Monthly Churn	2.6%	2.8%	-0.2 p.p.	2.5%	0.1 p.p.	2.5%	2.6%	-0.1 p.p.
ARPU (in R$/month)	35.0	31.2	12.1%	33.2	5.5%	32.2	34.1	-5.7%
Contract	79.2	69.8	13.5%	71.8	10.3%	71.3	73.5	-3.0%
Prepaid	14.5	14.6	-0.6%	16.4	-11.3%	14.8	16.5	-10.1%
Total MOU (minutes)	91	89	2.0%	100	-9.2%	92	99	-7.0%
Contract	195	189	3.3%	206	-5.3%	194	195	-0.4%
Prepaid	43	45	-4.5%	54	-20.4%	47	55	-14.5%
Employees	1,107	1,115	-0.7%	1,219	-9.2%	1,107	1,219	-9.2%

Operating Highlights
  Maintenance of market leadership as a result of the increase in the customer base by 8.3% in relation to 4Q04, recording 4,740 thousand customers, with 17.2% growth of postpaid customers, and net additions in this segment of 217 thousand customers in 2005, an important increase in relation to 2004.

  SAC decreased by 16.6% and 4.9% in relation to 4Q04 and 3Q05, respectively, due to reduction in the total subsidy, at the same time keeping the efforts for customer retention, especially those of mid and high end.

  The blended ARPU of R$ 35.0 recorded 12.1% and 5.5% increases in relation to 3Q05 and 4Q04, respectively, as a result, among other factors, of the increase in the postpaid outgoing ARPU and changes in the customer mix (postpaid customer base grew 3.9% and 17.2%, representing 31.1% of the customer base in the 4Q05 and 30.6% and 28.8% in the 3Q05 and 4Q04, respectively. The 5.7% reduction in the accumulated total for the year is due, mainly, to the reduction in the inbound ARPU, due to the reduction in the fixed-mobile traffic.

  Total MOU increased by 2.0% in relation to 3Q05, reflecting the increase in the postpaid MOU by 3.3%. When compared to the accumulated total for 2005 in relation to 2004, the 7.0% drop is due, mainly, to the reduction in the inbound MOU, keeping in mind that the pre-paid MOU is impacted by the reduction in the inbound fixed-to-mobile traffic.

NET OPERATING REVENUES - TSD
	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Subscription and Usage	299.3	249.1	20.2%	218.6	36.9%	1,008.9	829.5	21.6%
Network usage	170.1	170.1	0.0%	190.7	-10.8%	697.3	759.9	-8.2%
Other services	19.3	15.4	25.3%	4.9	293.9%	56.6	15.1	274.8%
Net service revenues	488.7	434.6	12.4%	414.2	18.0%	1,762.8	1,604.5	9.9%
Net handset revenues	84.0	73.6	14.1%	104.7	-19.8%	315.2	322.5	-2.3
Net Revenues	572.7	508.2	12.7%	518.9	10.4%	2,078.0	1,927.0	7.8%

Net Services Revenue

The net services revenue grew 18.0% and 12.4% in relation to 4Q04 and 3Q05, respectively, recording R$ 488.7 million. Such growth is mostly caused by the increase in the customer base and greater use of data services, although partially offset by the effects of profile adequacy procedures, such as Vivo Ideal and other customer loyalty campaigns. The growth in the accumulated 2005 was 9.9%, recording R$ 1,762.8 million.

Regarding the growth in the net services revenue it must be highlighted that “subscription and usage revenue” recorded 36.9% and 20.2% increases over 4Q04 and 3Q05, respectively, due to the increase in the total outgoing traffic, partially impacted by the transition from fixed-to-mobile traffic to mobile-to-mobile traffic (with consequent drop in interconnection revenue) and the partial Bill & Keep effect.

Data revenues, which are classified in other services, increased by 97.0%, in the year-to-year comparison, reaching 4.9% of the net service revenues in 4Q05 (2.9% in 4Q04). This increase has continued to occur due to a more widespread access and use of such services, in addition to the several services launched on the market and the increase in the customer base, notably in the expansion of the 1xRTT network in Rio de Janeiro. In 4Q05, the SMS accounted for 53.5% of data revenues. Average number of SMS messages sent per month in the year was some 19 million, exceeding by 58% the total recorded in 2004.

OPERATING COSTS - TSD
	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Personnel	(28.9)	(27.1)	6.6%	(33.0)	-12.4%	(113.3)	(122.0)	-7.1%
Cost of services rendered	(74.7)	(68.8)	8.6%	(92.0)	-18.8%	(299.4)	(291.2)	2.8%
Leased lines	(16.9)	(13.7)	23.4%	(12.9)	31.0%	(72.8)	(55.4)	31.4%
Interconnection	(8.7)	(9.7)	-10.3%	(39.8)	-78.1%	(43.2)	(81.0)	-46.7%
Rent/Insurance/Condominium fees	(12.7)	(12.2)	4.1%	(9.2)	38.0%	(49.4)	(43.9)	12.5%
Fistel and other taxes and contributions	(19.3)	(19.4)	-0.5%	(15.8)	22.2%	(76.9)	(61.8)	24.4%
Third-party services	(17.0)	(13.4)	26.9%	(13.9)	22.3%	(55.8)	(48.0)	16.3%
Others	(0.1)	(0.4)	-75.0%	(0.4)	-75.0%	(1.3)	(1.1)	18.2%
Cost of goods sold	(116.7)	(105.9)	10.2%	(184.0)	-36.6%	(479.2)	(526.9)	-9.1%
Selling expenses	(154.1)	(127.7)	20.7%	(116.3)	32.5%	(523.9)	(381.2)	37.4%
Provision for bad debt	(32.0)	(16.9)	89.3%	(6.1)	424.6%	(62.5)	(35.7)	75.1%
Third-party services	(115.0)	(101.5)	13.3%	(104.0)	10.6%	(430.9)	(321.4)	34.1%
Others	(7.1)	(9.3)	-23.7%	(6.2)	14.5%	(30.5)	(24.1)	26.6%
General & administrative expenses	(43.0)	(33.2)	29.5%	(14.7)	192.5%	(125.0)	(94.2)	32.7%
Other operating revenues (expenses)	(17.0)	(12.4)	37.1%	23.1	n.a.	(23.1)	17.4	n.a.
Total costs before depreciation / amortization	(434.4)	(375.1)	15.8%	(416.9)	4.2%	(1,563.9)	(1,398.1)	11.9%-
Depreciation and amortization	(93.1)	(88.4)	5.3%	(96.9)	-3.9%	(357.8)	(393.7)	9.1%
Total operating costs	(527.5)	(463.5)	13.8%	(513.8)	2.7%	(1,921.7)	(1,791.8)	7.2%

Personnel Cost

The reduction in personnel cost in 2005 in relation to 2004 is mainly due to adjustments in headcount, which is partially offset by salary increases caused by collective bargaining agreement. The positive variation between 4Q05 and 3Q05 is a result of the collective agreement signed in November and the reflexes in provisions and benefits.

Cost of Services Rendered

The 18.8% reduction in the cost of services rendered in 4Q05 over 4Q04 is due to an extraordinary effect in 4Q04, which increased the comparison basis. The 2.8% increase in the cost of services rendered in the year 2005 in relation to 2004 is a result of the increase in the Fistel Fee due to increase in the customer base, in leases/insurances and condominium fees, especially property lease, and also in third-party services, especially in connection with network maintenance and electric power, partially offset by a reduction in connection (network and transmission elements) and interconnection costs.

Cost of Goods Sold

Cost of goods sold decreased by 36.6% in relation to 4Q04 and by 9.1% when comparing 2005 with 2004, due to the decreased number of activated handsets (gross additions decreased by 27.1% in 4Q05 over 4Q04 and by 9.9% in 2005 over 2004), as a result of market conditions.

Selling Expenses

In 4Q05, selling expenses recorded a 32.5% increase over 4Q04 and 37.4% increase in the comparison between the year 2005 over 2004, caused by an increase in expenses with third-party services, especially publicity, commissions, and post-sale “client care”, related to the increase in total customer base recorded in 2005.

The Provision for Bad Debt – PBD recorded the amount of R$ 32.0 million in 4Q05 and R$ 62.5 million in the year 2005.
In addition to the effect from adjustments in the recognition of the acquisition of customers, it must be mentioned that the company provisioned revenue from receivables of calls made through the networks of other operators. Such values, according to the present regulation are obligatorily paid to the cited operators, independently of recognition of such calls from our clients. It must be said that structural measures and process actions have been adopted, including substitution of systems and certification of analog networks and TDMA of other operators to substantially reduce said expenses.
Disregarding the above mentioned effects, we estimate that the PDD would have recorded R$ 22.5 million for 4Q05 and R$ 48.4 million for year 2005, in line with the business evolution.
By the same criterion, we estimate that the EBITDA in 4Q05 would have been R$ 147.8 million with an EBITDA Margin of 25.8%. For the year 2005 the EBITDA would have been R$ 528.2 million with a 25.4% margin.

General and Administrative Expenses

The general & administrative expenses recorded an increase of 192.5% in the 4Q05 compared to 4Q04 and it is due to an extraordinary effect in 4Q04, which increased the comparison basis. In the accumulated total for 2005 over 2004, it increased 32.7% due to the expenses with maintenance of systems and taxes.

EBITDA

For 2005 the EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 514.1 million, with 24.7% margin. The variation recorded in the EBITDA in the periods reviewed was caused, among other factors, by the drop in the revenue from sale of handsets, partially offset by the cost of goods sold, and also affected by the increase in the service selling costs (Third-party and PBD) and costs of services rendered (Fistel and other fees and contributions and third-party services).

In 4Q05, the EBITDA recorded R$ 138.3 million, with 24.1% margin, up 4.4 p.p. in relation to 4Q04 due, mainly, to the increase in the total net revenue and a reduction in the SAC.

Depreciation and Amortization

In 4Q05, depreciation and amortization decreased by 3.9% over 4Q04, due to the end of the equipment depreciation period. When compared to 3Q05, the 5.3% growth is a result of the activation of assets due to the conclusion of work.

FINANCIAL REVENUES (EXPENSES) - TSD
	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Financial Revenues	24.9	30.7	-18.9%	15.3	62.7%	103.8	88.5	17.3%
Exchange rate variation / Monetary variation	5.3	3.9	35.9%	(1.1)	n.a	21.4	18.2	17.6%
Other financial revenues	22.2	26.8	-17.2%	18.7	18.7%	85.0	78.1	8.8%
(-) Pis/Cofins taxes on financial revenues	(2.6)	0.0	n.a	(2.3)	13.0%	(2.6)	(7.8)	-66.7%
Financial Expenses	(12.8)	(19.6)	-34.7%	(16.6)	-22.9%	(77.0)	(82.8)	-7.0%
Exchange rate variation / Monetary variation	(5.0)	(0.9)	455.6%	10.6	n.a	(11.2)	(13.4)	-16.4%
Other financial expenses	(8.8)	(12.6)	-30.2%	(9.3)	-5.4%	(35.7)	(37.6)	-5.1%
Gains (Losses) with derivatives transactions	1.0	(6.1)	n.a	(17.9)	n.a	(30.1)	(31.8)	-5.3%
Net Financial Income	12.1	11.1	9.0%	(1.3)	n.a	26.8	5.7	370.2%

Financial Revenues (Expenses)

The net financial revenues in 4Q05 increased by R$ 1.0 million in comparison to 3Q05, especially due to the increase in the net cash position, which was partially offset by the reduction in the interest rate in the period (4.71% in 3Q05 and 4.31% in 4Q05), as well as to the PIS/Cofins expense (R$ 2.6 million) on the allocation of the Interest on Own Capital which was paid in December 2005.

In the comparison of the accumulated total for 2005 with the same period of 2004, the net financial revenue recorded a R$ 21.1 million increase due to an increase in the net cash position, as well as an increase in the actual interest rate in the period earned from financial investments (actual CDI of 16.17% in 2004 against 19.0% in 2005).

Net Profit	The company recorded a net profit of R$ 33.2 million in the 4Q05 and R$ 111.2 million in the accumulated total for 2005, 300.0% and 19.8% up in relation to 4Q04 and 2004, respectively.

LOANS AND FINANCING - TSD
	Dec 31. 05	Sep 30. 05
	Nominated
	US$	US$
Lenders (R$ million)
Financial institutions	0.0	12.1
Suppliers	0.0	3.5
Total	0.0	15.6
Exchange rate used	2.3407	2.2222

Payment schedule - Long Term
2006	0.0
as from 2006	0.0
Total	0.0

NET DEBT - TSD
	Dec 31. 05	Sep 30. 05
Short Term	0.0	15.6
Long Term	0.0	0.0
Total debt	0.0	15.6
Cash and cash equivalents	(454.4)	(372.9)
Derivatives	3.7	10.7
Net Debt	(450.7)	(346.6)

Indebtedness

On December 31, 2005, TSD had no debts related to loans and financings (R$ 15.6 million on September 30, 2005). Cash and financial investments recorded R$ 454.4 million, offset by derivative assets and liabilities for protection of non-financial exchange liabilities (R$ 3.7 million payable), resulting in a net cash position of R$ 450.7 million, a 30% increase, in comparison to September 2005.

The CDI for the period (4.31% in 4Q05) and the operating cashflow of Tele Sudeste enabled the company to settle debts that matured in the period and to increase its net cash position.

CAPEX - TSD
R$ million				Accum
	4 Q 05	3 Q 05	4 Q 04	2005	2004

Network	92.7	37.4	76.6	203.0	155.4
Technology / Information System	5.6	1.4	13.60	11.7	17.70
Other	26.9	18.1	24.7	82.4	68.2
Total	125.2	56.9	114.9	297.1	241.3
% Net Revenues	21.9%	11.2%	22.1%	14.3%	12.5%

Capital Expenditures (Capex)

Accumulated total of capital expenditures of R$ 297.1 million in the year are basically due to the following factors: (i) information systems; (ii) maintenance of quality and expansion of the coverage in order to meet the growth of the customer base; and (iii) terminals and technology to the corporate segment.

Operating Cashflow

The positive operating cashflow evidences that TSD has generated funds from its operations, that are sufficient to implement its capital expenditures program, having recorded R$ 13.1 million in the quarter and R$ 217.0 million in 2005.

Capital Market

In 4Q05, the value of TSD’s common shares (ON) and preferred shares (PN) appreciated by 51.2% and 60.0%, respectively, while the Bovespa (São Paulo Stock Exchange) index grew 5.9%. By the end of 4Q05, ON and PN shares were traded at R$ 25.70 and R$ 28.00, respectively.

The price of TSD’s level II ADRs appreciated by 57.3% in the quarter, in face of a 1.4% increse in the Dow Jones index. The closing price of TSD’s ADRs for the quarter was US$ 12.11.

Corporate Restructuring

The managements of Telesp Celular Participações S.A. (“TCP”) and Tele Sudeste Celular Participações S.A. (“TSD”), in the form and for the purposes of CVM Instructions no. 319/99 and 358/02, informed to the public that their respective Boards of Directors, on December 04, 2005, approved the proposal to be submitted to the shareholders of the Companies, of a corporate restructuring for merger of TSD into TCP.

The managements of TCP and TSD consider that the Corporate Restructuring, with the consequent concentration of the shareholders of both Companies and of TSD’s equity in one sole publicly-held company, with consequent extinguishment of TSD, will simplify the present organizational structure, by reducing costs and increasing the equity value for the shareholders, allow their shareholders to hold interest in a company with higher liquidity in the Brazilian and foreign stock exchanges, and make easier the unification, standardization and rationalization of the general management of TCP’s and TSD’s businesses, allowing enhanced synergies between the referred Companies, which, either directly or through the respective operators controlled by them, already use ”VIVO” brand.

In the Shareholders Meeting of TCP and TSD, held on February 22, 2006, the Corporate Restructure was duly approved and Telesp Celular Participações will be named VIVO PARTICIPAÇÕES S.A..The full contents of the above mentioned terms and conditions may be obtained from our web site: www.vivo.com.br/ir .

Social Responsibility
  At the end of 2005, the VIVO Institute had already benefited more than 500 thousand persons in its sphere of influence through concentrated actions in education and environment, by means of partnerships with big institutions both in the private and in the public domains thus consolidating its performance.

  The Programa Vivo Voluntário (Vivo Volunteer Program) that operates in projects directed to help persons with visual deficiency, in its year and a half of existence, has more than 600 collaborators.. In the last quarter 2005, inaugurated in Rio de Janeiro a tape recording studio and an audio library, two special places for the volunteers to tape read books and produce CDs that will be given to institutions that help people with visual deficiencies.

  By means of an initiative undertaken in the 2005 Christmas, the volunteers collected more than 6,000 gift packages throughout the Country. The packages contained toys and clothes for children that were distributed to kids sponsored by entities that have signed partnership agreements with the VIVO Institute.

  Vivo and Vivo Institute were awarded several prizes in the last quarter of 2005, among which the following are worthy of mention: the Environment Case Prize, to Vivo’s Waste Management project, awarded by Valor Econômico newspaper; Abrafort Prize to Vivo Volunteer Program; Darcy Ribeiro Education Prize awarded by the Brazilian House of Representatives to “Escola Solidária” project, which is supported by the Institute; APCA Prize to ESPN’s Sports Caravan television project, supported by Vivo Institute, and one of the finalists of the Esso Journalism Prize; in addition to a mention to Vivo in the 2005 Good Corporate Citizenship for the support given to education projects, such as Young Excelling, carried out in partnership with Ayrton Senna Institute.

Main Prizes, Awards and Events
  Vivo was awarded, in October, the Superbrand Awards 2005 trophy, delivered by Superbrands Brasil, an affiliate of Superbrands Global – an independent international organization engaged in worldwide brand evaluation and projection. This is the first national edition of this world project, which has been carried out for ten years in 50 countries.
  Vivo was further awarded, in November, with two trophies in the 2005 edition of the B2B Quality Standard prize, sponsored by Padrão Editorial. 94 companies participate in this ranking. Vivo has been also outstanding in the Info 2005 Prize, sponsored by Revista Info, of Abril publishing company. The prized case was the Vivo Localiza service. Such prizes evidence the market’s recognition of our efforts, besides attesting to the quality of Vivo’s professional staff.

  Vivo Open Air, the largest open-air cinema in the world, was awarded a prize in December by Cool Magazine, being considered the best event by Cool Magazine for the second consecutive year.

  Vivo was awarded the title of Year’s Advertiser in Caboré 2005 Prize. Vivo is the Caboré’s year advertiser, which prize is awarded by Meio & Mensagem newspaper.

Subsequent Events

Vivo has launched the digital roaming service in Minas Gerais and in 6 Northeast states. Starting in January 30, Vivo postpaid customers who buy a Motorola A840 – GLOBALMOTO handset will have available an automatic digital roaming service in all Brazilian states, in addition to the international roaming in more than 170 countries in the five continents, using the same handset and same Vivo telephone number.

BALANCE SHEET - TSD
ASSETS	Dec 31. 05	Dec 31. 04

Current Assets	1,493.4	1,347.8
Cash and cash equivalents	8.8	45.8
Temporary cash investments	445.6	308.1
Net accounts receivable	526.7	407.7
Inventory	46.4	131.5
Prepayment to suppliers	2.4	8.0
Deferred and recoverable taxes	336.5	328.0
Derivatives transactions	0.4	1.5
Prepaid Expenses	54.1	37.3
Other current assets	72.5	79.9
Long Term Assets	274.8	286.6
Deferred and recoverable taxes	254.7	262.1
Prepaid Expenses	11.0	15.4
Other long term assets	9.1	9.1
Permanent Assets	1,171.4	1,264.6
Investment	0.4	0.5
Plant, property and equipment	1,169.1	1,263.6
Deferred assets	1.9	0.5
Total Assets	2,939.6	2,899.0

LIABILITIES
Current Liabilities	792.4	881.2
Personnel, tax and benefits	29.6	29.7
Suppliers and Consignment	509.1	552.8
Taxes, fees and contributions	100.8	78.2
Interest on own capital	46.2	37.7
Loans and financing	0.0	50.3
Contingencies provision	26.8	61.1
Derivatives transactions	4.1	14.5
Other current liabilities	75.8	56.9
Long Term Liabilities	100.1	47.0
Contingencies provision	74.6	22.6
Other long term liabilities	25.5	24.4
Shareholder's Equity	2,047.0	1,970.7
Funds for capitalization	0.1	0.1
Total Liabilities	2,939.6	2,899.0

INCOME STATEMENTS - TSD
	According to Corporate Law
						Acumulado em:
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Gross Revenues	830.7	739.2	12.4%	747.0	11.2%	3,040.2	2,703.8	12.4%
Gross service revenues	674.3	592.5	13.8%	558.6	20.7%	2,413.8	2,119.9	13.9%
Deductions – Taxes and others	(185.6)	(157.9)	17.5%	(144.4)	28.5%	(651.0)	(515.4)	26.3%
Gross handset revenues	156.4	146.7	6.6%	188.4	-17.0%	626.4	583.9	7.3%
Deductions – Taxes and others	(72.4)	(73.1)	-1.0%	(83.7)	-13.5%	(311.2)	(261.4)	19.1%
Net Revenues	572.7	508.2	12.7%	518.9	10.4%	2,078.0	1,927.0	7.8%
Net service revenues	488.7	434.6	12.4%	414.2	18.0%	1,762.8	1,604.5	9.9%
Subscription and Usage	299.3	249.1	20.2%	218.6	36.9%	1,008.9	829.5	21.6%
Network usage	170.1	170.1	0.0%	190.7	-10.8%	697.3	759.9	-8.2%
Other services	19.3	15.4	25.3%	4.9	293.9%	56.6	15.1	274.8%
Net handset revenues	84.0	73.6	14.1%	104.7	-19.8%	315.2	322.5	-2.3%
Operating Costs	(434.4)	(375.1)	15.8%	(416.9)	4.2%	(1,563.9)	(1,398.1)	11.9%-
Personnel	(28.9)	(27.1)	6.6%	(33.0)	-12.4%	(113.3)	(122.0)	7.1%
Cost of services rendered	(74.7)	(68.8)	8.6%	(92.0)	-18.8%	(299.4)	(291.2)	2.8%
Leased lines	(16.9)	(13.7)	23.4%	(12.9)	31.0%	(72.8)	(55.4)	31.4%
Interconnection	(8.7)	(9.7)	-10.3%	(39.8)	-78.1%	(43.2)	(81.0)	-46.7%
Rent/Insurance/Condominium fees	(12.7)	(12.2)	4.1%	(9.2)	38.0%	(49.4)	(43.9)	12.5%
Fistel and other taxes and contributions	(19.3)	(19.4)	-0.5%	(15.8)	22.2%	(76.9)	(61.8)	24.4%
Third-party services	(17.0)	(13.4)	26.9%	(13.9)	22.3%	(55.8)	(48.0)	16.3%
Others	(0.1)	(0.4)	-75.0%	(0.4)	-75.0%	(1.3)	(1.1)	18.2%
Cost of handsets	(116.7)	(105.9)	10.2%	(184.0)	-36.6%	(479.2)	(526.9)	-9.1%
Selling expenses	(154.1)	(127.7)	20.7%	(116.3)	32.5%	(523.9)	(381.2)	37.4%
Provision for bad debt	(32.0)	(16.9)	89.3%	(6.1)	424.6%	(62.5)	(35.7)	75.1%
Third-party services	(115.0)	(101.5)	13.3%	(104.0)	10.6%	(430.9)	(321.4)	34.1%
Others	(7.1)	(9.3)	-23.7%	(6.2)	14.5%	(30.5)	(24.1)	26.6%
General & administrative expenses	(43.0)	(33.2)	29.5%	(14.7)	192.5%	(125.0)	(94.2)	32.7%
Other operating revenue (expenses)	(17.0)	(12.4)	37.1%	23.1	n.a.	(23.1)	17.4	n.a.
EBITDA	138.3	133.1	3.9%	102.0	35.6%	514.1	528.9	-2.8%
Margin %	24.1%	26.2%	-2.0 p.p.	19.7%	4.4 p.p.	24.7%	27.4%	-2.7 p.p.
Depreciation and Amortization	(93.1)	(88.4)	5.3%	(96.9)	-3.9%	(357.8)	(393.7)	-9.1%
EBIT	45.2	44.7	1.1%	5.1	786.3%	156.3	135.2	15.6%
Net Financial Income	12.1	11.1	9.0%	(1.3)	n.a.	26.8	5.7	370.2%
Financial Revenues	24.9	30.7	-18.9%	15.3	62.7%	103.8	88.5	17.3%
Exchange rate variation / Monetary variation	5.3	3.9	35.9%	(1.1)	n.a.	21.4	18.2	17.6%
Other financial revenues	22.2	26.8	-17.2%	18.7	18.7%	85.0	78.1	8.8%
(-) Pis/Cofins taxes on financial revenues	(2.6)	0.0	n.a.	(2.3)	13.0%	(2.6)	(7.8)	-66.7%
Financial Expenses	(12.8)	(19.6)	-34.7%	(16.6)	-22.9%	(77.0)	(82.8)	-7.0%
Exchange rate variation / Monetary variation	(5.0)	(0.9)	455.6%	10.6	n.a.	(11.2)	(13.4)	-16.4%
Other financial expenses	(8.8)	(12.6)	-30.2%	(9.3)	-5.4%	(35.7)	(37.6)	-5.1%
Gains (Losses) with derivatives transactions	1.0	(6.1)	n.a.	(17.9)	n.a.	(30.1)	(31.8)	-5.3%
Non-operating revenue/expenses	(27.0)	0.4	n.a.	0.1	n.a.	(26.3)	0.0	n.a.
Taxes	2.9	(23.1)	n.a.	4.4	-34.1%	(45.6)	(48.1)	-5.2%
Net Income	33.2	33.1	0.3%	8.3	300.0%	111.2	92.8	19.8%

VIVO – Investor Relations
Charles E. Allen Adriana Rio Costa Godinho Ana Beatriz Batalha Antonio Sergio M. Botega	Janaina São Felicio Maria Ednéia Pinto Pedro Gomes de Souza
Telephone: +55 11 5105-1172 Email: ri@vivo.com.br Information available at the website: http://www.vivo.com.br/ri

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.
Current Capital (Short-term capital) = Current assets – Current liabilities.
Working capital = Current Capital – Net Debt.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
EBITDA Margin = EBITDA / Net Operating Revenue.
PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
VC – Communication values per minute.
VC1 – Communication values for calls in the same area of the subscriber.
VC2 – Communication values for Calls posted outside the area code and inside the State.
VC3 – Communication values for Calls outside the State.
VU-M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 02, 2006

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.